As filed with the Securities and Exchange Commission on July 23, 2007

Registration No. 333-10492

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

TREND MICRO KABUSHIKI KAISHA

(Exact name of issuer of deposited securities as specified in its charter)

TREND MICRO INCORPORATED

(Translation of issuer's name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the form of amended and restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 2 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 16 and 17

securities

(iii)  The collection and distribution of dividends

Articles number 4, 13, 14, 15 and 25

(iv)  The transmission of notices, reports and proxy

Articles number 12, 16 and
soliciting material

17

(v)  The sale or exercise of rights

Articles number 14, 15 and 16

(vi)  The deposit or sale of securities resulting from

Articles number 13, 14 15, 16
dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 21and 22

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 12

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 7, 9,
withdraw the underlying securities

15, 22, 23 and 25

(x)  Limitation upon the liability of the depositary

Articles number 14, 19 and 22

3.  Fees and Charges

Articles number 8 and 9

Item – 2.

Available Information

Public reports published by issuer

Article number 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of July 15, 1999, as amended and restated as of June 27, 2001, as further amended and restated as of ____________, 2007, among Trend Micro Incorporated, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter Agreement among Trend Micro Incorporated and The Bank of New York relating to pre-release activities.  Previously filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, July 23, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common stock, without par value, of Trend Micro Incorporated.

By:

The Bank of New York,
 As Depositary

By:  /s/ Donald Glock

Name: Donald Glock

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Trend Micro Incorporated has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on July 23, 2007.

Trend Micro Incorporated

By:

/s/ Mahendra Negi

Name:

Mahendra Negi

Title:

Representative Director, Chief Operating

Officer, Chief Financial Officer and

Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on July 23, 2007.

/s/ Eva Chen

Eva Chen

Representative Director; President and
Chief Executive Officer
(Principal Executive Officer and
Authorized U.S. Representative)

/s/ Steve Chang

Steve Chang

Representative Director and Chairman
of the Board

/s/ Mahendra Negi

Mahendra Negi
Representative Director; Chief Operating
Officer, Chief Financial Officer and Executive
Vice President
(Principal Financial and Accounting Officer)

_____________________________________

Hirotaka Takeuchi

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of July 15, 1999, as amended and restated as of June 27, 2001, as further amended and restated

as of ____________, 2007, among Trend Micro Incorporated, The

Bank of New York as Depositary, and all Owners and holders

from time to time of American Depositary Receipts issued

thereunder.